SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              AMENDMENT NO. 4

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            GLEASON CORPORATION
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                              (Name of Issuer)

                       COMMON STOCK, PAR VALUE $1.00
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                       (Title of Class of Securities)

                                 377339106
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                               (CUSIP Number)

     James S. Gleason                      Torque Acquisition Co., L.L.C.
     Gleason Corporation                   c/o Vestar Capital Partners IV, L.P.
     1000 University Avenue                245 Park Avenue, 41st Floor
     Rochester, New York 14692             New York, New York 10167
     (716) 473-1000                        (212) 351-1600
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                            Blaine V. Fogg, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              February 3, 2000
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 6 Pages)


     This Amendment No. 4 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on December 9, 1999 by Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Vestar"), James S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, relating to the joint third-party tender offer by Acquisition Company and a self-tender offer by Gleason Corporation, a Delaware corporation (the "Company"), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights issued pursuant to a Rights Agreement, dated as of May 4, 1999, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and in the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D. Acquisition Company, James
S. Gleason, Janis F. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti, as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti, as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward J. Pelta, John W. Pysnack, Gary J. Kimmet, the GST Exempt Trust for the benefit of James S. Gleason, and the Non Exempt Trust for the benefit of James S. Gleason, hereby amend and supplement the Schedule 13D as follows:

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     Acquisition Company and the Company have amended the Merger Agreement to reduce the minimum number of Shares required to be tendered in the Offer (the "Minimum Condition") to 4,862,749 Shares. The Purchasers have also extended the Offer until 12:00 midnight, New York City time, on February 17, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on February 10, 2000.

     Pursuant to the amended Merger Agreement, Acquisition Company has agreed to purchase the first 4,862,749 Shares tendered pursuant to the Offer and the Company has agreed to purchase all Shares tendered in excess of 4,862,749 Shares. However, if 6,135,061 or more Shares are tendered pursuant to the Offer, Acquisition Company will purchase the first 2,318,126 Shares tendered and the Company will purchase all Shares tendered in excess of 2,318,126 Shares. The Purchasers have received a revised bank commitment letter from Bankers Trust Company to provide the debt financing necessary to complete the Offer and the Merger. The revised bank commitment letter is attached hereto as Exhibit 46 and is incorporated herein by reference.

     The new Minimum Condition, together with the Shares owned by the Gleason Foundation and management, will represent two-thirds of the outstanding Shares, thereby assuring a favorable vote on the second-step Merger. The reduction in the Minimum Condition was made in order to facilitate the completion of the Offer in light of Acquisition Company's willingness to forego the benefits of recapitalization accounting treatment, which initially had necessitated a higher Minimum Condition.

     The amendment to the Merger Agreement was unanimously approved by the Board of Directors of the Company (the "Board") following the unanimous recommendation of an independent Special Committee of the Board. The Board, based on the unanimous recommendation of the Special Committee, continues to recommend that the Company's stockholders accept the Offer and tender their Shares. The amendment to the Merger Agreement is attached hereto as
Exhibit 47 and is incorporated herein by reference.

     According to ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, as of 12:00 midnight on February 3, 2000, 4,897,987 Shares had been validly tendered and not withdrawn pursuant to the Offer.

     On February 4, 2000, Acquisition Company and the Company commenced dissemination of a supplement to the Offer to Purchase (the "Supplement") to the stockholders of the Company. The Supplement is attached hereto as
Exhibit 41 and is incorporated herein by reference.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 is hereby amended and supplemented as follows:

41         Supplement, dated February 4, 2000, to the Offer to
           Purchase, dated December 15, 1999, attached as Exhibit
           (a)(11) to the Schedule 14D-1 and incorporated herein by reference.
42 Letter of Transmittal, attached as Exhibit (a)(12) to the Schedule 14D-1 and incorporated herein by reference.
43         Notice of Guaranteed Delivery, attached as Exhibit (a)(13) to the
           Schedule 14D-1 and incorporated herein by reference.
44 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference.

45 Letter to Stockholders of the Company from James S. Gleason, Chairman of the Board and Chief Executive Officer of the Company, attached as Exhibit (a)(16) to the Schedule 14D-1 and incorporated herein by reference.
46 Revised Bank Commitment Letter, dated February 3, 2000, attached as Exhibit (b)(4) to the Schedule 14D-1 and incorporated herein by reference.
47 Amendment No. 1 to Agreement and Plan of Merger, dated as of February 3, 2000, attached as Exhibit I to the Supplement to the Offer to Purchase attached hereto as Exhibit 41 and incorporated herein by reference.
48 Press Release, dated February 4, 2000, attached as Exhibit (g)(13) to the Schedule 14D-1 and incorporated herein by reference.



                                 SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 7, 2000


                           /s/ James S. Gleason
                           --------------------------
                           James S. Gleason


                           /s/ Janis F. Gleason
                           --------------------------
                           Janis F. Gleason


                           /s/ David J. Burns
                           --------------------------
                           David J. Burns


                           /s/ John J. Perrotti
                           --------------------------
                           John J. Perrotti


                           /s/ John J. Perrotti
                           --------------------
                           John J. Perrotti,
                           as Custodian for Jason Perrotti under
                           the New York Uniform Gift to Minors Act


                           /s/ John J. Perrotti
                           --------------------
                           John J. Perrotti,
                           as Custodian for Christine J. Perrotti under
                           the New York Uniform Gift to Minors Act


                           /s/ Edward J. Pelta
                           --------------------------
                           Edward J. Pelta


                           /s/ John W. Pysnack
                           --------------------------
                           John W. Pysnack


                           /s/ Gary J. Kimmet
                           --------------------------
                           Gary J. Kimmet

                           The GST Exempt Trust for the benefit of James S. Gleason under Article Third (E) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason

                           /s/ Tracy R. Gleason
                           --------------------
                           Tracy R. Gleason, Successor Trustee

                           The Non Exempt Trust for the benefit of James S. Gleason under Article Third (F) of the Trust Under Agreement dated March 8, 1989, with Lawrence C. Gleason

                           /s/ Tracy R. Gleason
                           --------------------
                           Tracy R. Gleason, Successor Trustee


                           TORQUE ACQUISITION CO., L.L.C.

                           By:/s/ Sander M. Levy
                           ----------------------
                           Name:  Sander M. Levy
                           Title: President




                               EXHIBIT INDEX

41 Supplement, dated February 4, 2000, to the Offer to Purchase, dated December 15, 1999, attached as Exhibit (a)(11) to the Schedule 14D-1 and incorporated herein by reference.
42 Letter of Transmittal, attached as Exhibit (a)(12) to the Schedule 14D-1 and incorporated herein by reference.
43   Notice of Guaranteed Delivery, attached as Exhibit (a)(13) to the
     Schedule 14D- 1 and incorporated herein by reference.
44 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, attached as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference.
45 Letter to Stockholders of the Company from James S. Gleason, Chairman of the Board and Chief Executive Officer of the Company, attached as Exhibit (a)(16) to the Schedule 14D-1 and incorporated herein by reference.
46 Revised Bank Commitment Letter, dated February 3, 2000, attached as Exhibit (b)(4) to the Schedule 14D-1 and incorporated herein by reference.
47 Amendment No. 1 to Agreement and Plan of Merger, dated as of February 3, 2000, attached as Exhibit I to the Supplement to the Offer to Purchase attached hereto as Exhibit 41 and incorporated herein by reference.
48 Press Release, dated February 4, 2000, attached as Exhibit (g)(13) to the Schedule 14D-1 and incorporated herein by reference.